-------------------------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                           ------------------------

                                AMENDMENT NO. 4
                                      TO
                                SCHEDULE 14D-1
                      Tender Offer Statement Pursuant to
            Section 14(d)(1) of the Securities Exchange Act of 1934
                           ------------------------

                            TJ INTERNATIONAL, INC.
                           (Name of Subject Company)

                                   WTJ, INC.
                             WEYERHAEUSER COMPANY
                                   (Bidders)
                           ------------------------

                    Common Stock, Par Value $1.00 Per Share
            (including the associated Common Stock Purchase Rights)
                        (Title of Class of Securities)
                           ------------------------

                                   872534102
                     (CUSIP Number of Class of Securities)

                           ------------------------
                             Robert A. Dowdy, Esq.
                       Vice President & General Counsel
                             Weyerhaeuser Company
                           33663 Weyerhaeuser Way S.
                             Federal Way, WA 98003

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                           ------------------------

                                   Copy To:
                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000
                           ------------------------


-------------------------------------------------------------------------------


                          Page 1 of 4 pages. Exhibit
                               Index on page 4.

          Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), and WTJ, Inc., a Delaware corporation (the "Purchaser"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission (the "Commission") on November 30, 1999, as amended by Amendments Nos. 1, 2 and 3, filed with the Commission on December 1, 1999, December 9, 1999 and December 15, 1999, respectively, with respect to the Purchaser's offer to purchase all the outstanding shares of Common Stock and ESOP Convertible Preferred Stock (the "Offer") of TJ International, Inc., a Delaware corporation (the "Company").

Item 10. Additional Information.

(c) On December 21, 1999, the waiting period under the Competition Act (Canada) applicable to the Merger and the Offer expired. On December 22, 1999, Weyerhaeuser issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

          On December 22, 1999, the Bundeskartellamt in Germany informed Weyerhaeuser that it would not oppose the Merger and the Offer.

Item 11. Material to be Filed as Exhibits.

      (a)(10) Press Release, dated December 22, 1999.


                          Page 2 of 4 pages. Exhibit
                               Index on page 4.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 1999

                                      WTJ, INC.

                                      By /s/ Sandy D. McDade
                                         ------------------------
                                         Name:  Sandy D. McDade
                                         Title: Secretary

                                      WEYERHAEUSER COMPANY

                                      By /s/ Robert A. Dowdy
                                         ------------------------
                                         Name:  Robert A. Dowdy
                                         Title: Vice President


                          Page 3 of 4 pages. Exhibit
                               Index on page 4.

                                 EXHIBIT INDEX

     Exhibit                                                         Page
      Number                    Exhibit Name                         Number
      ------                    ------------                         ------
     (a)(10)    Text of Press Release, dated December 21, 1999         5




                          Page 4 of 4 pages. Exhibit
                               Index on page 4.